Mountain National Bancshares, Inc.
300 Main Street
Sevierville, TN 37862
July 31, 2006
VIA EDGAR
Mr. Christian Windsor
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F. Street, NE
Washington, D.C. 20549

Re:	Mountain National Bancshares, Inc.
Form S-3
File No. 333-135730
Dear Mr. Windsor:
     The following sets forth the responses of Mountain National Bancshares, Inc. (“Mountain National” or the “Company”) to the comments issued by the staff of the Securities and Exchange Commission (the “Staff’) on Mountain National’s Registration Statement on Form S-3 filed July 12, 2006 (the “Registration Statement”). The paragraph numbers below correspond to the numbered comments of the Staff.
     General Comments on This Filing
1.	The registration statement registers the issuance of common shares upon the exercise of warrants. Please provide the staff with details regarding the warrants indicating when they were issued, the strike price and details regarding when the warrants became or will become exercisable.

Response: The warrants described in the Registration Statement were issued by the Company on September 8, 2005 in connection with the Company’s issuance of 416,500 shares of its common stock, par value $1.00 per share (the “Common Stock”) on that same date (the “Offering”). Purchasers of shares of the Common Stock in the Offering also received a warrant to purchase one share of the Company’s common stock at an exercise price of $25.20 for each share of Common Stock purchased in the Offering. This warrant is to become exercisable on September 8, 2006, and will thereafter remain exercisable until 5:00 p.m. EDT

Mr. Christian Windsor
Securities and Exchange Commission
July 31, 2006

on September 7, 2007. On May 19, 2006, the Company declared a 5% stock dividend to shareholders of record on June 1, 2006 (the “Stock Dividend”). As a result of the Stock Dividend, and in accordance with the terms of the warrant agreements related to the warrants, the exercise price of the warrants and the number of shares issuable upon exercise of the warrants was adjusted so that the exercise price is now $24.00 and the number of shares of Common Stock issuable upon exercise of the warrants is now 437,340.
     Because the Staff’s letter dated July 21, 2006 requested that the Company provide the Staff with details regarding the warrants the Company has not amended the Registration Statement at this time. If, after reviewing this response letter, the Staff has additional comments to the Registration Statement or believes that the Company should amend its Registration Statement to reflect the information set forth herein please feel free to contact the undersigned at the address set forth above or by telephone at (865) 428-7990.
     Following the completion of the Staff’s review of the Registration Statement, including the responses set forth herein, the Company expects to request acceleration of the effective date of the Registration Statement under separate cover in which it will acknowledge the items set forth in the Staff’s letter dated July 21, 2006.
     If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact the undersigned, at (865) 428-7990 or by facsimile at (865) 453-2588, or our outside counsel, Bob F. Thompson or D. Scott Holley, at (615) 742-6200 or by facsimile at (615) 742-2762.

Sincerely,
/s/ Dwight Grizzell
Dwight Grizzell
President and Chief Executive Officer